EXHIBIT 99.1

Brookfield Infrastructure Reports First Quarter 2023 Results

BROOKFIELD, NEWS, May 03, 2023 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the first quarter ended March 31, 2023.

“We are pleased to report a strong start to 2023 for Brookfield Infrastructure, with future growth secured from several successful capital deployment initiatives,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “Our diversified portfolio of high-quality infrastructure assets are well positioned to deliver resilient results during all market conditions.”

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited[1]	2023	2022
Net income[2]	$23	$70
– per unit[3,4]	$(0.07)	$(0.01)
FFO[5]	$554	$493
– per unit[4,6]	$0.72	$0.64

Brookfield Infrastructure reported net income of $23 million for the three-month period ended March 31, 2023 compared to net income of $70 million in the prior year. Current year results benefited from the contributions associated with recent acquisitions and organic growth across our base business, which were offset by mark-to-market losses on commodity contracts and one-time transaction costs associated with the acquisition of HomeServe and the European telecom tower portfolio, which are expensed on acquisition.

Funds from operations (FFO) for the first quarter was $554 million, increasing 12% relative to the comparable period. Organic growth for the quarter was robust at 9%, reflecting the benefits of continued elevated levels of inflation on tariffs, strong volumes across our transport networks and the commissioning of approximately $1 billion in new capital projects over the last twelve months. Results were further supported by the contribution of approximately $2.4 billion of capital deployed in new acquisitions over the past year. Partially offsetting the strong underlying performance of our business was the normalization of market sensitive revenues, as the prior year benefited from elevated commodity prices, and the impact of asset sales.

Segment Performance

The following table summarizes FFO by segment:

	For the three months ended March 31
US$ millions, unaudited[1]	2023	2022
FFO by segment
Utilities	$208	$167
Transport	192	185
Midstream	198	196
Data	70	58
Corporate	(114)	(113)
FFO[5]	$554	$493

The utilities segment generated FFO of $208 million, an increase of 25% from the same period last year. Organic growth for the segment was over 10%, reflecting higher than historical average inflation indexation and the commissioning of approximately $450 million of capital into the rate base during the last twelve months. Current quarter results benefited from the expansion of our residential decarbonization infrastructure platform in North America and Europe, following the acquisition of HomeServe that closed early in the quarter. Results also benefited from a full quarter contribution of an Australian regulated utility we acquired in February 2022.

FFO for the transport segment was $192 million for the quarter, an increase of 11% excluding our North American container terminal from prior year results that was divested in the second quarter of 2022. As a result of strong customer demand and activity levels, we continue to benefit from higher volumes across our networks and increased rates that are generally in-line with inflation across the countries where we operate. Specifically, our global toll road portfolio saw traffic levels increase 3% compared to the prior year, our rail networks transported 11% more volume this year and our global ports businesses moved 5% more cargo.

Our midstream segment generated $198 million of FFO, consistent with the prior year. Strong performance at our North American gas storage business continued from the fourth quarter, offsetting the normalization of market sensitive revenues at our U.S. gas pipeline and diversified Canadian midstream business.

The data segment generated FFO of $70 million, an increase of 21% from the same period last year. Organic growth for the segment was 9% driven by additional points-of-presence and inflationary tariff escalators across the portfolio. Our integrated data distribution business in New Zealand benefited from a recovery in roaming revenue due to an uptake in international travel, as well as fiber connectivity requirements from the commissioning of new third-party data centers. Current quarter results also benefited from the acquisition of a European telecom tower operation in February, as well as the contribution from an Australian fiber business acquired in August 2022.

Update on Strategic Initiatives

We had an excellent start to the year as we committed to a number of transactions in addition to completing those secured last year. In April, we were successful securing two marquee infrastructure platforms. Together, we expect our share of deployment to be roughly $1.6 billion across two high-quality investments, Data4 Group (Data4) and Triton International (Triton).

Data4 is a premier hyperscale data center platform in Europe, with operations in France, Italy, Spain, Poland and Germany. The business has approximately 100 megawatts of in-place capacity currently generating revenue, with a plan to add 400 megawatts of capacity. A significant proportion of this incremental growth has been contracted or reserved, which provides a high degree of certainty for the first five years of our development plan. The entire growth profile of the business has been further de-risked, with all of the required land already owned and power secured to support the expansion. The transaction is expected to close in the third quarter, with a total Brookfield equity investment of $2.4 billion (BIP’s share – approximately $600 million).

In April, we announced our intention to acquire 100% of the common equity of Triton for $85 per share in a take-private transaction, equating to an enterprise value of $13.3 billion. Triton is the world’s largest owner and lessor of intermodal shipping containers and is a critical provider of global transport logistics infrastructure, with a fleet of over 7 million twenty-foot equivalent units. The container leasing industry has high barriers to entry and is characterized by a small group of industry players. The size and scale of Triton’s global network differentiates it from competitors, making it the partner of choice for the world’s top 10 shipping lines that collectively account for approximately 85% of global shipping capacity. Brookfield Infrastructure’s share of the equity is expected to be approximately $1 billion at close, primarily funded by over $900 million of BIPC shares being included as part of the transaction. Closing is expected to occur in the fourth quarter, subject to customary closing conditions and Triton shareholder approval.

We have a proven track record of monetizing de-risked investments and recycling the capital into higher returning new investments. Since interest rates began rising in March of 2022, we have successfully secured seven asset sales, six of which are already closed, with the remaining Indian Toll Road portfolio sale scheduled to close in the second quarter. These sales have been to core and strategic buyers at values in-line or above expectations, demonstrating the continued demand for high-quality infrastructure assets.

Most recently, we completed the sale of our interests in two U.S. gas storage assets to strategic buyers for gross proceeds of $235 million (BIP’s share – approximately $100 million). The sale included our interest in Tres Palacios in Texas and our Salt Plains facility in Oklahoma. We realized attractive transaction multiples for these assets of 21 times and 15 times EBITDA, respectively. Both storage assets and the previously announced sale of Geelong Port closed in April. As we move forward, we remain committed to our 2023 capital recycling objective and continue to see strong interest from potential buyers. In aggregate, our asset sale program is expected to generate approximately $2 billion of proceeds this year.

Distribution and Dividend Declaration

The Board of Directors of BIP has declared a quarterly distribution in the amount of $0.3825 per unit, payable on June 30, 2023 to unitholders of record as at the close of business on May 31, 2023. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the capital gains dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.3825 per share, also payable on June 30, 2023 to shareholders of record as at the close of business on May 31, 2023.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s First Quarter 2023 Results, as well as Letter to Unitholders and Supplemental Information at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am EDT, please pre-register at https://register.vevent.com/register/BI72022c6c4f02498f937e75c408f74f90. Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/tehnbre3.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Corporation, a global alternative asset manager with over $825 billion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media Simon Maine Managing Director, Corporate Communications Tel: +44 739 890-9278 Email: simon.maine@brookfield.com	Investor Relations Stephen Fukuda Vice President, Corporate Development & Investor Relations Tel: +1 416 956 5129 Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP and BIPC’s respective units and shares, and may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 10 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2023 was 458.4 million (2022: 457.9 million).
  On June 10, 2022, Brookfield Infrastructure completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split. Brookfield Infrastructure’s preferred units were not affected by the split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units due to the splits.
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 9 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three-month period ended March 31, 2023 were 771.4 million (2022: 771.1 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	March 31, 2023	Dec. 31, 2022

Assets
Cash and cash equivalents	$1,515	$1,279
Financial assets	717	785
Property, plant and equipment and investment properties	38,324	37,991
Intangible assets and goodwill	27,129	20,611
Investments in associates and joint ventures	5,824	5,325
Deferred income taxes and other	8,416	6,978
Total assets	$81,925	$72,969

Liabilities and partnership capital
Corporate borrowings	$4,571	$3,666
Non-recourse borrowings	30,246	26,567
Financial liabilities	2,087	2,067
Deferred income taxes and other	16,709	15,115

Partnership capital
Limited partners	5,112	5,372
General partner	25	27
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,149	2,263
Exchangeable units/shares[1]	1,293	1,361
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	18,522	15,320
Preferred unitholders	918	918
Total partnership capital	28,312	25,554
Total liabilities and partnership capital	$81,925	$72,969
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended March 31
US$ millions, except per unit information, unaudited	2023	2022

Revenues	$4,218	$3,411
Direct operating costs	(3,229)	(2,506)
General and administrative expense	(103)	(121)
	886	784
Interest expense	(568)	(409)
Share of earnings from associates and joint ventures	103	54
Mark-to-market losses	(94)	(54)
Other (expense) income	(95)	57
Income before income tax	232	432
Income tax (expense) recovery
Current	(132)	(120)
Deferred	43	(18)
Net income	143	294
Non-controlling interest of others in operating subsidiaries	(120)	(224)
Net income attributable to partnership	$23	$70

Attributable to:
Limited partners	$(25)	$6
General partner	65	60
Non-controlling interest
Redeemable partnership units held by Brookfield	(11)	3
Exchangeable units/shares[1]	(6)	1
Basic and diluted losses per unit attributable to:
Limited partners[2]	$(0.07)	$(0.01)
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2023 was 458.4 million (2022: 457.9 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Cash Flows

	For the three months ended March 31
US$ millions, unaudited	2023	2022

Operating Activities
Net income	$143	$294
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	52	70
Depreciation and amortization expense	645	544
Mark-to-market, provisions and other	201	21
Deferred income tax expense	(43)	18
Change in non-cash working capital, net	(481)	(212)
Cash from operating activities	517	735

Investing Activities
Net (investments in) proceeds from:
Operating assets	(4,699)	(42)
Associates	(702)	(455)
Long-lived assets	(489)	(590)
Financial assets	121	(44)
Settlements of foreign exchange contracts	(1)	(1)
Other investing activities	(683)	8
Cash used by investing activities	(6,453)	(1,124)

Financing Activities
Distributions to limited and general partners	(376)	(357)
Net borrowings:
Corporate	898	439
Subsidiary	2,534	642
Deposit received from parent	—	200
Net preferred units redeemed	—	(243)
Partnership units issued	6	4
Net capital provided by non-controlling interest	3,005	130
Lease liability repaid and other	70	(18)
Cash from financing activities	6,137	797

Cash and cash equivalents
Change during the period	$201	$408
Cash reclassified as held for sale	(6)	—
Impact of foreign exchange on cash	41	155
Balance, beginning of period	1,279	1,406
Balance, end of period	$1,515	$1,969

Brookfield Infrastructure Partners L.P.
Reconciliation of Net Income to Funds from Operations

	For the three months ended March 31
US$ millions, unaudited	2023	2022

Net income	$143	$294
Add back or deduct the following:
Depreciation and amortization	645	544
Share of earnings from investments in associates and joint ventures	(103)	(54)
FFO contribution from investments in associates and joint ventures[1]	239	206
Deferred tax expense (recovery)	(43)	18
Mark-to-market losses	94	54
Other expense (income)[2]	163	(3)
Consolidated Funds from Operations	$1,138	$1,059
FFO Attributable to non-controlling interests[3]	(584)	(566)
FFO	$554	$493
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other expense (income) corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on the disposition of subsidiaries, associates and joint ventures, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended March 31
US$, unaudited	2023	2022

Losses per limited partnership unit[1]	$(0.07)	$(0.01)
Add back or deduct the following:
Depreciation and amortization	0.45	0.42
Deferred taxes and other items	0.34	0.23
FFO per unit[2]	$0.72	$0.64
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2023 was 458.4 million (2022: 457.9 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three-month period ended March 31, 2023 was 771.4 million (2022: 771.1 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports First Quarter 2023 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.3825 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on June 30, 2023 to shareholders of record as at the close of business on May 31, 2023. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR at https://sedar.com.

Results

The net income and funds from operations1 (FFO) of BIPC are captured in the Partnership’s financial statements and results.

BIPC reported a net loss of $195 million for the three-month period ended March 31, 2023, compared to a net loss of $216 million in the prior year. Current earnings benefited from capital commissioned into rate base at our U.K. regulated distribution business and inflation indexation at our Brazilian regulated gas transmission business. Earnings generated by our base businesses in both the current and comparable periods were more than offset by revaluation losses on the Shares that are classified as liabilities under IFRS.

FFO increased to $111 million this quarter, representing a 9% increase compared to the same period in the prior year. FFO benefited from inflation-indexation at our Brazilian regulated gas transmission business and capital commissioned into rate base, as well as higher connections activity at our U.K. regulated distribution business. FFO further benefited from a full quarter’s contribution from the acquisition of our Australian regulated utility which was completed in February last year. These benefits were partially offset by an increase in financing costs at our Brazilian regulated gas transmission business.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP’s and BIPC’s respective units and Shares, the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. FFO includes balances attributable to our company generated by investments in associates accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 15 of this release. Readers are encouraged to consider both measures in assessing our company’s results.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	March 31, 2023	Dec. 31, 2022

Assets
Cash and cash equivalents	$309	$445
Due from Brookfield Infrastructure	761	566
Property, plant and equipment	4,908	4,718
Intangible assets	2,903	2,847
Investments in associates	405	428
Goodwill	538	518
Deferred tax asset and other	636	656
Total assets	$10,460	$10,178

Liabilities and Equity
Accounts payable and other	$627	$781
Loans payable to Brookfield Infrastructure	26	26
Exchangeable and class B shares	3,735	3,426
Non-recourse borrowings	4,965	4,577
Financial liabilities	60	72
Deferred tax liabilities and other	1,695	1,657

Equity
Equity in net assets attributable to the Partnership	(1,411)	(1,119)
Non-controlling interest	763	758
Total equity	(648)	(361)
Total liabilities and equity	$10,460	$10,178

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended March 31
US$ millions, unaudited	2023	2022

Revenues	$497	$461
Direct operating costs	(147)	(134)
General and administrative expenses	(16)	(20)
	334	307

Interest expense	(153)	(102)
Share of earnings (losses) from investments in associates	1	(6)
Remeasurement of exchangeable and class B shares	(307)	(397)
Mark-to-market and other	10	101
Loss before income tax	(115)	(97)
Income tax expense
Current	(80)	(90)
Deferred	—	(29)
Net loss	$(195)	$(216)

Attributable to:
Partnership	$(301)	$(373)
Non-controlling interest	106	157

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended March 31
US$ millions, unaudited	2023	2022

Operating Activities
Net loss	$(195)	$(216)
Adjusted for the following items:
(Earnings) losses from investments in associates, net of distributions received	(1)	6
Depreciation and amortization expense	55	54
Mark-to-market and other	5	(82)
Remeasurement of exchangeable and class B shares	307	397
Deferred income tax expense	—	29
Change in non-cash working capital, net	(181)	(65)
Cash (used by) from operating activities	(10)	123

Investing Activities
Investments in associates	—	(455)
Purchase of long-lived assets, net of disposals	(125)	(113)
Purchase of financial assets and other	(4)	(71)
Cash used by investing activities	(129)	(639)

Financing Activities
Distributions to non-controlling interest	(115)	(19)
Proceeds from borrowings, net of repayments	111	1,144
Cash (used by) from financing activities	(4)	1,125

Cash and cash equivalents
Change during the period	$(143)	$609
Impact of foreign exchange on cash	7	141
Balance, beginning of period	445	469
Balance, end of period	$309	$1,219

Brookfield Infrastructure Corporation
Statements of Funds from Operations

	For the three months ended March 31
US$ millions, unaudited	2023	2022

Net loss	$(195)	$(216)
Add back or deduct the following:
Depreciation and amortization	55	54
Share of (earnings) losses from investments in associates	(1)	6
FFO contribution from investments in associates[1]	15	5
Deferred income tax expense	—	29
Mark-to-market and foreign currency revaluation	—	(101)
Other expenses[2]	4	13
Remeasurement of exchangeable and class B shares	307	397
Dividends classified as interest expense and interest expense on intercompany loans	42	40
Consolidated Funds from Operations	227	227
FFO attributable to non-controlling interests[3]	(116)	(125)
FFO	$111	$102
  FFO contribution from investments in associates correspond to the FFO attributable to our company that are generated by its investments in associates accounted for using the equity method.
  Other expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.